

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via E-mail
Mark Soffa
Chief Executive Officer
Fuel Doctor Holdings, Inc.
23961 Craftsman Road #LM
Calabasas, CA 91302

Re: Fuel Doctor Holdings, Inc.
Current Report on Form 8-K/A
Filed January 19, 2012
File No. 333-161052

Dear Mr. Soffa:

        We have reviewed your responses to the comments in our letter dated December 9, 2012 and have the following additional comments.

Current Report on Form 8-K

General

1. We note your response to our prior comment 2 and reissue in part. We are unable to locate your NASCAR sponsorship agreement and racing partnership agreement with Red Bull USA. Please revise to file them as exhibits to your registration statement or advise.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

Description of Our Business, page 4

2. We note your response to our prior comment 4 and reissue in part. Please revise to quantify your cumulative losses to date here and in the MD&A section. In addition, please revise to refer to your "losses," instead of "income" with parenthetical around the numbers.

Additional motor sports partnerships, page 7

3. We note your response to our prior comment 12. However, it appears from your disclosure that your relationships with Red Bull USA and Triad Racing ended in 2011. Please revise your disclosure to so state or advise.

Risk Factors, page 10

We May Need Additional Capital, page 10

4. We note your response to our prior comment 14 and reissue in part. We note your disclosure that you have raised $867,000. Please describe this transaction in more detail.

Even If We Are Successful in Exploiting the Technology, page 11

5. We note your response to our prior comment 16 and reissue in part. Please disclose who your main competitors are.

Directors and Officer Compensation, page 18

6. We note your response to our prior comment 22. Please revise to disclose your director compensation or state that your CEO does not receive additional compensation as a director.

    You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or John Stickel at (202) 551-3324 with any other questions.

                                    Sincerely,

                                    /s/ John Stickel

                                    John Stickel
                                    Attorney-Advisor

cc: via E-mail
        Stephen Cohen, Esq.